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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                JANUARY 15, 2003

                          COMMISSION FILE NO. 1 - 10421
                             LUXOTTICA GROUP S.P.A.
                         VIA CANTU 2, MILAN 20123 ITALY
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______



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SET FORTH BELOW IS THE TEXT OF A PRESS RELEASE ISSUED ON JANUARY 15, 2003.

          LUXOTTICA GROUP SIGNS TEN-YEAR LICENSE AGREEMENT FOR VERSACE,
                        VERSUS AND VERSACE SPORT BRANDS

MILAN, ITALY, JANUARY 15, 2003 - LUXOTTICA GROUP S.P.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, and VERSACE GROUP today jointly announced the signing of a worldwide license agreement for the design, production and distribution of Versace, Versus and Versace Sport sunglasses and prescription frames.

The initial ten-year agreement is renewable for an additional ten years. The new collections will be launched in March of this year.

The transaction was completed through the purchase of IC Optics, an Italian-based company that produces and distributes eyewear. Prior to this transaction, Gianni Versace S.p.A. and Italocremona S.p.A. held IC Optics through a 50/50 joint venture.

Luxottica Group currently expects to generate approximately Euro 90 million from sales of Versace eyewear during the first 12 months of the agreement.

For fiscal year 2003, including sales of Versace eyewear for the period, the Group expects to post earnings per share (EPS) of Euro 0.77, or earnings per ADS (one ADS equals one ordinary share) (EPADS) of US$0.77, assuming parity in the Euro/U.S. Dollars exchange rate.

Leonardo Del Vecchio, chairman of Luxottica Group, said: "I am pleased that we reached an agreement with a brand as important as Versace. The long length of the agreement will allow us to invest in production and distribution as we would with an house brand."

"Our plans for growth are not complete with this transaction. In fact, we are currently evaluating additional alternatives both on the retail and wholesale front."

Donatella and Santo Versace, co-CEO's of Versace Group, said: "Luxottica Group is the ideal partner for Versace. Their expertise in all areas of design, manufacturing and distribution of eyewear is second to none. Through this joint effort, we believe that the great potential of the Versace brand in the worldwide eyewear market will be fully realized."


ABOUT LUXOTTICA GROUP S.P.A.
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Luxottica is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,250 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in


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the Arab Emirates and one 44%-owned subsidiary in India. In March 2001,
Luxottica acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban(R), Revo(R), ArnetteTM and Killer Loop(R) brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2001, Group net sales improved year-over-year by 26.8 percent to Euro 3,064.9 million and net income by 23.9 percent to Euro 316.4 million. Additional information on the company is available on the web at www.luxottica.com.
                                   -----------------

SAFE HARBOR STATEMENT
-------------------------------------------------------------------------------

CERTAIN STATEMENTS IN THIS PRESS RELEASE MAY CONSTITUTE FORWARD-LOOKING STATEMENTS WHICH ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND BELIEFS AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING RISKS THAT MAY NOT BE SUBJECT TO THE COMPANY'S CONTROL. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, FLUCTUATIONS IN EXCHANGE RATES, ECONOMIC AND WEATHER FACTORS AFFECTING CONSUMER SPENDING, OUR ABILITY TO SUCCESSFULLY INTRODUCE NEW PRODUCTS, OUR ABILITY TO MAINTAIN AN EFFICIENT DISTRIBUTION NETWORK, OUR ABILITY TO EFFECTIVELY INTEGRATE NEWLY ACQUIRED BUSINESSES, OUR ABILITY TO NEGOTIATE AND MAINTAIN FAVORABLE LICENSE AGREEMENTS, LIABILITIES ARISING FROM LEGAL OR REGULATORY PROCEEDINGS TO WHICH WE ARE OR MAY BECOME A PARTY, THE AVAILABILITY OF CORRECTION ALTERNATIVES TO PRESCRIPTION EYEGLASSES, OUR ABILITY TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS AND OTHER POLITICAL, ECONOMIC AND BUSINESS RISKS REFERRED TO IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR 2001 AND ITS OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


COMPANY AND U.S. AGENCY CONTACTS
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
Sabina Grossi, Director, Investor Relations      Luca Biondolillo
Alessandra Senici, Investor Relations            BREAKSTONE & RUTH - NEW YORK
SILVIA CESTELLI GUIDI, INVESTOR RELATIONS        TEL.: +1 (646) 536-7012
Luxottica Group                                  E-MAIL: LBIONDOLILLO@BREAKSTONERUTH.COM
Tel.: +39-02-8633-4665
E-mail: SABINAGROSSI@LUXOTTICA.COM
        ALESSANDRASENICI@LUXOTTICA.COM
        SILVIACESTELLI@LUXOTTICA.COM

                                      # # #


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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                               LUXOTTICA GROUP S.p.A.




                                               By: /s/ Roberto Chemello
                                               --------------------------------
DATE: JANUARY 15, 2003                        ROBERTO CHEMELLO, CHIEF
                                               EXECUTIVE OFFICER